FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                       FOR January 17, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                   FORM 51-102F3

                               MATERIAL CHANGE REPORT

Item 1  Name and Address of Company
        ---------------------------

        DynaMotive Energy Systems Corporation (the "Issuer")
        230-1700 West 75th Avenue
        Vancouver, BC V6P 6G2

        Tel. (604) 267-6013

Item 2  Date of Material Change
        -----------------------

        January 16, 2007

Item 3  News Release
        ------------

        Issued January 16, 2007 and disseminated via Business Wire.

Item 4  Summary of Material Change
        --------------------------

VANCOUVER, BC, CANADA January 16, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), which develops and markets biomass-based biofuel technology and products based on its advanced fast pyrolysis process, today announced the introduction of 'Intermediate BioOil', a higher energy grade of BioOil aimed as an alternative fuel for the intermediate and heavy fuel oil markets and as a higher energy source for production of synfuels from biomass. The fuel was developed at Dynamotive's West Lorne facility and has undergone combustion, emission and certification tests throughout 2006. For further information please refer to Dynamotive's website www.dynamotive.com Intermediate BioOil's heat output averages 14% higher than the company's standard BioOil. Developed to compete functionally and on price-performance with commonly used industrial fuels such as No. 2 and No. 6 heating oil, it is a blend of 80% BioOil and 20% char ground to under 8 microns.

Item 5  Full Description of Material Change
        -----------------------------------

5.1  Full Description of Material Change

VANCOUVER, BC, CANADA January 16, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), which develops and markets biomass-based biofuel technology and products based on its advanced fast pyrolysis process, today announced the introduction of 'Intermediate BioOil', a higher energy grade of BioOil aimed as an alternative fuel for the intermediate and heavy fuel oil markets and as a higher energy source for production of synfuels from biomass.

The fuel was developed at Dynamotive's West Lorne facility and has undergone combustion, emission and certification tests throughout 2006. For further information please refer to Dynamotive's website www.dynamotive.com

Intermediate BioOil's heat output averages 14% higher than the company's standard BioOil. Developed to compete functionally and on price-performance with commonly used industrial fuels such as No. 2 and No. 6 heating oil, it is a blend of 80% BioOil and 20% char ground to under 8 microns.

Intermediate BioOil produced at West Lorne recently received EcoLogo certification, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. EcoLogo signifies that the manufacturing process of the product and its production facility has been audited by a third party sanctioned by Environment Canada, and supported by empirical data on combustion tests conducted by both the company and authorized third parties.

Dynamotive also disclosed that this fuel grade can be produced at its new Guelph, Ontario plant and that it would seek certification for fuel from this plant once it is in operation. Construction is forecast to be completed in the spring. The new 200 tonne-per-day plant, located about 40 miles west of Toronto, is the company's second BioOil plant in the province.

Dynamotive President and CEO, Andrew Kingston, stated, "This new product and the EcoLogo certification are important developments in Dynamotive's drive to offer competitively-priced, environmentally-friendly, renewable fuel alternatives for conventional fuel and heating oils, as well as an economical feedstock for conversion into synthetic fuels, including syn-diesel."

"Dynamotive's BioOil and Intermediate BioOil can be used in burners, furnaces, and the BioOil also in gas turbines. By varying the carbon content, customers requiring higher thermal outputs can now have a renewable fuel choice to meet their needs and reduce costs," he said.

Both BioOil and char are produced simultaneously during Dynamotive's proprietary fast-pyrolysis process, which creates a usable source of energy from cellulosic biomass. Fast pyrolysis is a carbon/greenhouse-gas-neutral technology that rapidly heats biomass in an oxygen-free environment to turn dry waste and energy crops into BioOil and char for power and heat generation.

5.2  Disclosure for Restructuring Transactions


     N/A

Item 6  Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
        ------------------------------------------------------------------

        Not applicable

Item 7  Omitted Information
        -------------------

        Not applicable

Item 8  Executive Officer
        -----------------

        Contact:      Andrew Kingston, President & CEO
        Telephone:  (604) 267-6013

Item 9  Date of Report
        --------------

        January 16, 2007

        DYNAMOTIVE ENERGY SYSTEMS CORPORATION

         (signed)              "Andrew Kingston"
                                ---------------
                                Andrew Kingston
                                President & CEO

      DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release:  January 16, 2007

     DYNAMOTIVE LAUNCHES HIGHER ENERGY CONTENT RENEWABLE BIOFUEL FOR INDUSTRY

VANCOUVER, BC, CANADA January 16, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), which develops and markets biomass-based biofuel technology and products based on its advanced fast pyrolysis process, today announced the introduction of 'Intermediate BioOil', a higher energy grade of BioOil aimed as an alternative fuel for the intermediate and heavy fuel oil markets and as a higher energy source for production of synfuels from biomass.

The fuel was developed at Dynamotive's West Lorne facility and has undergone combustion, emission and certification tests throughout 2006. For further information please refer to Dynamotive's website www.dynamotive.com

Intermediate BioOil's heat output averages 14% higher than the company's standard BioOil. Developed to compete functionally and on price-performance with commonly used industrial fuels such as No. 2 and No. 6 heating oil, it is a blend of 80% BioOil and 20% char ground to under 8 microns.

Intermediate BioOil produced at West Lorne recently received EcoLogo certification, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. EcoLogo signifies that the manufacturing process of the product and its production facility has been audited by a third party sanctioned by Environment Canada, and supported by empirical data on combustion tests conducted by both the company and authorized third parties.

Dynamotive also disclosed that this fuel grade can be produced at its new Guelph, Ontario plant and that it would seek certification for fuel from this plant once it is in operation. Construction is forecast to be completed in the spring. The new 200 tonne-per-day plant, located about 40 miles west of Toronto, is the company's second BioOil plant in the province.

Dynamotive President and CEO, Andrew Kingston, stated, "This new product and the EcoLogo certification are important developments in Dynamotive's drive to offer competitively-priced, environmentally-friendly, renewable fuel alternatives for conventional fuel and heating oils, as well as an economical feedstock for conversion into synthetic fuels, including syn-diesel."

"Dynamotive's BioOil and Intermediate BioOil can be used in burners, furnaces, and the BioOil also in gas turbines. By varying the carbon content, customers requiring higher thermal outputs can now have a renewable fuel choice to meet their needs and reduce costs," he said.

Both BioOil and char are produced simultaneously during Dynamotive's proprietary fast-pyrolysis process, which creates a usable source of energy from cellulosic biomass. Fast pyrolysis is a carbon/greenhouse-gas-neutral technology that rapidly heats biomass in an oxygen-free environment to turn dry waste and energy crops into BioOil and char for power and heat generation.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry waste biomass and energy crops into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Dynamotive's website:
www.dynamotive.com

Contacts:

Nigel Horsley, Executive Director, Communications and Investor Relations, 604-267-6028

Nathan Neumer, Director, Communications,
604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.